Exhibit 99.16

Franco-Nevada Corporation

Consolidated Balance Sheets

(unaudited, in thousands of US dollars, except share amounts)

	As at
	June 30, 2010	December 31,2009
Assets
Cash and cash equivalents (Note 2)	$506,618	$122,649
Short-term investments (Note 3)	86,137	377,480
Royalty receivables	24,778	26,789
Prepaid expenses and other	16,586	13,263
Current assets	634,119	540,181

Royalty interests in mineral properties, net	1,014,259	958,160
Interests in oil and gas properties, net	362,324	390,540
Investments (Note 3)	60,802	106,575
Future income taxes	16,388	19,305
Other	7,388	6,130
Total assets	$2,095,280	$2,020,891

Liabilities
Accounts payable and accrued liabilities	$12,151	$9,481
Current liabilities	12,151	9,481
Future income taxes	97,264	81,142
Total liabilities	109,415	90,623

Shareholders’ Equity (Note 9)
Common shares, unlimited common shares authorized without par value; issued and outstanding 114,103,503 common shares at June 30, 2010 (112,123,500 at December 31, 2009)	1,898,879	1,848,923
Contributed surplus	54,525	51,975
Retained earnings	56,862	38,135
Accumulated other comprehensive loss	(24,401)	(8,765)
Total shareholders’ equity	1,985,865	1,930,268
Total liabilities and shareholders’ equity	$2,095,280	$2,020,891

Commitments (Note 10)

See accompanying notes to interim consolidated financial statements

Approved by the Board of Directors

/s/ Pierre Lassonde	/s/ Randall Oliphant
Pierre Lassonde	Randall Oliphant
Director	Director

Franco-Nevada Corporation

Consolidated Statements of Operations and Comprehensive Income (Loss)

(unaudited, in thousands of US dollars, except per share amounts)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Revenue
Mineral royalties	$23,256	$24,006	$46,190	$47,744
Oil and gas royalties and working interests	11,748	6,352	21,401	11,831
Change in fair value - Palmarejo (Note 4(a))	31,225	14,492	36,286	18,172
Change in fair value - Other (Note 4(b))	770	—	893	—
Dividends	63	229	144	448
Total revenue	67,062	45,079	104,914	78,195

Costs and expenses
Costs of operations	1,830	1,782	3,426	3,189
General and administrative	2,921	2,935	5,563	5,632
Business development	307	480	898	926
Depreciation and depletion	25,494	23,499	45,683	46,468
Write-down on investments	—	239	—	239
Stock-based compensation expense (Note 9(b))	1,307	998	2,411	1,913
Total costs and expenses	31,859	29,933	57,981	58,367

Operating income	35,203	15,146	46,933	19,828
Interest income	741	509	2,229	874
Interest expense	(564)	(267)	(1,082)	(522)
Gain (loss) on sale of investments	5,651	—	21,968	(240)
Other Income	—	—	205	—
Foreign exchange gain (loss)	(4,521)	17,986	(19,675)	18,970
Income before income taxes	36,510	33,374	50,578	38,910
Income tax expense (Note 7)	(8,958)	(8,285)	(15,245)	(10,024)
Net income	$27,552	$25,089	$35,333	$28,886

Other comprehensive income (loss):
Unrealized change in market value of securities, net of income tax	$5,616	$(1,569)	$7,801	$5,470
Realized (gain) loss in market value of securities	(5,668)	—	(20,586)	240
Unrealized foreign exchange gain (loss), net of income tax	9,796	9,913	4,020	(463)
Realized foreign exchange (gain) loss	1,443	(14,282)	9,654	(14,282)
Currency translation adjustment	(49,450)	41,438	(16,525)	29,302
	(38,263)	35,500	(15,636)	20,267
Total comprehensive income (loss)	$(10,711)	$60,589	$19,697	$49,153
Basic earnings per share	$0.24	$0.25	$0.31	$0.29
Diluted earnings per share	$0.24	$0.24	$0.31	$0.28
Basic weighted average shares outstanding	114,038	102,143	113,881	100,760
Diluted weighted average shares outstanding	115,166	103,349	114,957	101,923

See accompanying notes to interim consolidated financial statements

Franco-Nevada Corporation

Consolidated Statements of Cash Flows

(unaudited, in thousands of US dollars, except share amounts)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Cash flows from operating activities
Net income	$27,552	$25,089	$35,333	$28,886
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and depletion	25,494	23,499	45,683	46,468
Write-down on investments	—	239	—	239
(Gain) loss on sale of investments	(5,651)	—	(21,968)	240
Unrealized change in fair value - Palmarejo	(21,278)	(11,963)	(17,343)	(15,643)
Unrealized change in fair value - Other	(533)	—	(434)	—
Other non-cash items	313	155	414	299
Future income tax expense	1,743	4,917	3,025	7,315
Non-cash stock-based compensation expense	1,307	998	2,411	1,913
Unrealized foreign exchange loss (gain)	4,521	(17,986)	19,675	(18,970)
Changes in non-cash assets and liabilities:
Decrease (increase) in royalty receivables	(2,196)	(1,193)	2,011	4,630
(Increase) decrease in prepaid expenses and other	(662)	545	(3,323)	(10,580)
Increase (decrease) in accounts payable and accrued liabilities	2,462	(3,436)	2,670	(3,633)
Net cash provided by operating activities	33,072	20,864	68,154	41,164

Cash flows from investing activities
Proceeds on sale of short-term investments	99,016	93,421	389,946	175,666
Purchase of short-term investments	(28,531)	(73,805)	(105,427)	(73,805)
Acquisition of royalty interests in mineral properties	(8,540)	(4,073)	(8,589)	(79,183)
Proceeds of royalty interests in oil and gas properties	309	(100)	309	(100)
Proceeds on sale of investments	35,609	—	60,620	—
Purchase of investments	(7,062)	—	(7,062)	(794)
Purchase of oil and gas well equipment	(243)	(622)	(953)	(1,263)
Purchase of property and equipment	(11)	(2)	(11)	(11)
Acquisition of Moydow Mines International (Note 8)	—	—	1,881	—
Net cash provided by investing activities	90,547	14,819	330,714	20,510

Cash flows from financing activities
Net proceeds from issuance of common shares	—	313,285	—	313,285
Credit facility amendment costs	—	—	(1,640)	—
Payment of dividends	(16,606)	(13,525)	(16,606)	(13,525)
Proceeds from exercise of stock options	3,431	2,226	3,470	2,226
Net cash (used in) provided by financing activities	(13,175)	301,986	(14,776)	301,986
Effect of exchange rate changes on cash and cash equivalents	(292)	158	(123)	482
Net increase in cash and cash equivalents	110,152	337,827	383,969	364,142
Cash and cash equivalents at beginning of period	396,466	99,564	122,649	73,249
Cash and cash equivalents at end of period	$506,618	$437,391	$506,618	$437,391

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$251	$112	$463	$223
Income taxes paid during the period	$7,780	$3,880	$11,739	$3,908

See accompanying notes to interim consolidated financial statements

Franco-Nevada Corporation

Consolidated Statements of Shareholders’ Equity

(unaudited, in thousands of US dollars, except share amounts)

	For the Six Months Ended
	2010	2009
Share capital
Balance, January 1	$1,848,923	$1,549,410
Issued upon acquisition of Moydow Mines International	44,909	—
Shares issued on Unit Offering and Over-Allotment exercise	—	294,033
Exercise of stock options	3,470	2,226
Transfer from contributed surplus on exercise of stock options	1,577	629
Balance, June 30	$1,898,879	$1,846,298

	Number	Number
Share capital
Balance, January 1	112,123,500	100,300,000
Issuance of common shares upon acquisition of Moydow Mines International	1,733,993	—
Shares issued on Unit Offering and Over-Allotment exercise	—	11,500,000
Exercise of stock options	246,010	164,999
Balance, June 30	114,103,503	111,964,999

Contributed surplus
Balance, January 1	$51,975	$26,380
Value of warrants on Unit Offering	—	22,669
Value of Moydow Mines International stock options	1,716	—
Recognition of non-cash compensation expense	2,411	1,913
Transfer to share capital exercise of stock options	(1,577)	(629)
Balance, June 30	$54,525	$50,333

Retained earnings (deficit)
Balance, January 1	$38,135	$(14,512)
Dividends paid	(16,606)	(13,525)
Net income for the six months ended June 30,	35,333	28,886
Balance, June 30	$56,862	$849

Accumulated other comprehensive income (loss)
Balance, January 1	$(8,765)	$(127,679)
Comprehensive income (loss) for the six months ended June 30,	(15,636)	20,267
Balance, June 30	$(24,401)	$(107,412)

See accompanying notes to consolidated financial statements

Franco-Nevada Corporation

Notes to Consolidated Financial Statements

(unaudited, in thousands of US dollars, except share amounts)

Note 1 - Nature of Operations and Basis of Presentation

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) was incorporated under the Canada Business Corporations Act on October 17, 2007, for the purpose of acquiring and developing a portfolio of resource royalties, investments and other assets. The royalty portfolio holds over 300 royalty interests diversified over a range of commodities and by stage of development from exploration through to production.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and are expressed in United States (“US”) dollars. Accordingly, these interim consolidated financial statements of the Company do not include all information and note disclosure as required under Canadian generally accepted accounting principles for annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s 2009 audited consolidated financial statements and the corresponding notes thereto.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented. The results of operations for the three and six months ended June 30, 2010, and are not necessarily indicative of the results to be expected for the full year.

Note 2 - Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents. At June 30, 2010, cash and cash equivalents were primarily held in Canadian and US denominated treasury bills, interest bearing cash deposits and highly-liquid corporate bonds. Cash equivalents have been recorded at fair value.

	At June 30,	At December 31,
	2010	2009
Cash deposits	$19,072	$10,229
Term deposits	20,571	4,006
Treasury bills	100,507	28,944
Canadian federal and provincial government bonds	250,653	79,470
Corporate bonds	115,815	—
	$506,618	$122,649

During the three months ended June 30, 2010, the US dollar strengthened in relation to the Canadian dollar which resulted in unrealized foreign exchange gains of $8,589 (three months ended June 30, 2009 - loss of $8,623), net of income taxes of $1,203 (three months ended June 30, 2009 - income tax recovery of $1,318), being recognized in accumulated other comprehensive income (loss) upon the translation of the US denominated cash equivalents and short-term investments held in the Canadian parent entity.

During the six months ended June 30, 2010, the US dollar strengthened in relation to the Canadian dollar which resulted in unrealized foreign exchange gains of $2,572 (six months ended June 30, 2009 - $5,638), net of income taxes of $360 (six months ended June 30, 2009 - $846), being recognized in accumulated other comprehensive income (loss) upon the translation of the US denominated cash equivalents and short-term investments held in the Canadian parent entity.

Note 3 - Investments

The following table summarizes the Company’s investments as at June 30, 2010 and December 31, 2009:

	June 30,	December 31,
	2010	2009
Short-term investments:
Canadian dollar denominated treasury bills	$27,344	$241,294
US dollar denominated treasury bills	58,693	136,086
Certificate of deposit	100	100
Total short-term investments	$86,137	$377,480
Long-term investments:
Investment in Falcondo	28,289	28,668
Newmont Exchangeable Shares	19,251	42,602
Other	13,262	35,305
	$60,802	$106,575

Short-term investments

The Company made investments in Canadian and US dollar denominated treasury bills, corporate bonds and a certificate of deposit during the quarter ended June 30, 2010. These investments have been designated as available-for-sale and, as a result, have been recorded at fair value.

As at June 30, 2010, the market value of the Canadian treasury bills increased from the date of purchase and an unrealized gain of $1,037 (June 30, 2009 - gain of $356), net of income taxes of $11 (June 30, 2009 - $39), was recognized in the statement of other comprehensive income (loss).

Newmont Exchangeable Shares

As at June 30, 2010, the Company held 309,910 shares (June 30, 2009 - 896,210 shares) of Newmont Mining Company of Canada Limited (the “Exchangeable Shares”). This investment has been designated as available-for-sale and, as a result, has been recorded at fair value.

At June 30, 2010, the Canadian dollar market value of the Exchangeable Shares increased compared to the value at March 31, 2010 and an unrealized gain of $6,760 (three months ended June 30, 2009 - loss of $6,093), net of income taxes of $1,045 (three months ended June 30, 2009 - income tax recovery of $997) was recognized in the statement of other comprehensive income (loss).

At June 30, 2010, the Canadian dollar market value of the Exchangeable Shares increased compared to the value at December 31, 2009 and an unrealized gain of $8,705 (six months ended June 30, 2009 - loss of $1,229), net of income taxes of $1,967 (June 30, 2009 - income tax recovery of $437) was recognized in the statement of other comprehensive income (loss).

During the three and six months ended June 30, 2010, the Company sold 486,300 and 586,300 Exchangeable Shares, respectively, for gross proceeds of $28,217 and $33,448, respectively, and recorded gains on the sale of $5,227 and $5,763, respectively, in statement of operations and comprehensive income (loss).

Other

The Company owns equity interests in various publicly-listed companies which the Company purchased through the open market. These investments have been designated as available-for-sale securities and have been recorded at their fair values. As at June 30, 2010, the market value of these investments decreased compared to their values at March 31, 2010 and the Company recorded an unrealized loss of $605 (three months ended June 30, 2009 - gain of $4,063), net of income tax recoveries of $32 (three months ended June 30, 2009 - income taxes of $212). The market value of these investments decreased compared to their values at December 31, 2009, and an unrealized net gain of $134 (six months ended June 30, 2009 - gain of $7,334), net of income tax recovery of $2,298 (six months ended June 30, 2009 - income taxes of $735), was recognized in the statement of other comprehensive income (loss).

During the three and six months ended June 30, 2010, the Company disposed of certain investments and received gross proceeds of $7,392 and $27,172, respectively, and recorded gains on sale of $424 and $16,205 for the three and six months ended June 30, 2010, respectively, in the statement of operations and other comprehensive income (loss).

Note 4 - Derivative Assets

(a) Palmarejo Gold Royalty Stream

The minimum royalty under the Palmarejo royalty interest is recorded at fair value which is determined using a discounted cash flow valuation model. At June 30, 2010, the valuation model was updated for the current gold forward curve prices and actual payments received by the Company under the minimum royalty during the three and six months ended June 30, 2010, which resulted in fair value gains of $21,278 and $17,343 for the three and six months ended June 30, 2010, respectively. These fair value gains, along with royalty receipts from Palmarejo of $9,947 and $18,943, during the three and six months ended June 30, 2010, respectively, have been included in the consolidated statements of operations and other comprehensive income (loss) as “Change in fair value - Palmarejo”.

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
Palmarejo Gold Royalty Stream	2010	2009	2010	2009
Royalty receipts	$9,947	$2,529	$18,943	$2,529
Change in fair value - minimum royalty	21,278	11,963	17,343	15,643
Change in fair value - Palmarejo	$31,225	$14,492	$36,286	$18,172

(b) Other derivative assets

The Company holds another royalty interest with a minimum royalty clause which is also recorded at fair value using a discounted cash flow valuation model. At June 30, 2010, the valuation model was updated for the current gold forward curve prices and actual payments received by the Company under the minimum royalty during the three and six months ended June 30, 2010, which resulted in fair value gains of $533 and $434, respectively. These fair value gains, along with royalty receipts from this royalty of $237 and $459, received during the three and six months ended June 30, 2010, respectively, have been included in the consolidated statements of operations and other comprehensive income (loss) as “Change in fair value - Other”.

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
Other derivative royalty interest	2010	2009	2010	2009
Royalty receipts	$237	$—	$459	$—
Change in fair value - minimum royalty	533	—	434	—
Change in fair value - Other	$770	$—	$893	$—

Note 5 - Financial Instruments

Fair value of financial instruments

Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments, royalty receivables, other receivables, accounts payable and accrued liabilities, approximate their fair value due to their short-term maturities.

Derivative Instruments

The fair value of royalties classified as derivative instruments is determined using present value technique models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity.

Fair Value of Derivative Instruments

At June 30, 2010	Balance Sheet Classification	Fair Value
Derivative Assets:
Royalty interests	Royalty interests in mineral properties	$152,936

The fair value hierarchy established by the CICA Section 3862 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets (liabilities) measured at fair value on a recurring basis as at June 30, 2010:

				Aggregate
	Level 1	Level 2	Level 3	Fair Value
Cash and cash equivalents	$—	$506,618	$—	$506,618
Short-term investments	—	86,317	—	86,317
Investments(1)	32,105	408	—	32,513
Royalty interests in mineral properties, treated as derivatives	—	—	152,936	152,936
	$32,105	$593,343	$152,936	$778,384

(1) Investments exclude $28,289 of investments which are recorded at cost.

The valuation techniques that are used to measure fair value are as follows:

a) Cash and cash equivalents

The fair value of cash and cash equivalents are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices for similar assets or liabilities in active markets. Our cash equivalents are comprised of Canadian and US treasury bills, and highly-liquid corporate bonds.

b) Short-term investments

The fair value of government and corporate bonds and treasury bills are determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing prices are quoted prices for similar assets or liabilities in active markets, and therefore government and corporate bonds and treasury bills are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

c) Investments

The fair value of investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

Investments include instruments which are not non-publicly traded, such as warrants. The fair value of these warrants is determined using a Black-Scholes option pricing valuation model using quoted market prices and market-corroborated inputs and therefore these investments are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

d) Royalty interests treated as derivative assets

The fair value of royalty interests is determined using a discounted cash-flow valuation model which uses the forward curve price of gold and management’s best estimate of an appropriate discount rate taking into account project specific risk factors which are re-assessed at each balance sheet date and therefore are classified within Level 3 of the fair value hierarchy established by CICA Section 3862.

The following table reconciles the Company’s Level 3 fair value measurements from December 31, 2009 to June 30, 2010:

Fair Value Measurement using Level 3 inputs

Royalty Interests Classified as Derivatives
Balance on December 31, 2009	$141,223
Impact of foreign exchange translation	(6,064)
Loss included in net income	(4,034)
Balance on March 31, 2010	$131,125
Impact of foreign exchange translation	—
Gain included in net income	21,811
Balance on June 30, 2010	$152,936

Fair Value of Financial Instruments

	June 30, 2010		December 31, 2009
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Financial assets
Cash and cash equivalents(1)	$506,618	$506,618	$122,649	$122,649
Short-term investments(1)	86,317	86,317	377,480	377,480
Royalty receivables(1)	24,778	24,778	26,789	26,789
Investments(2)	32,513	32,513	76,474	76,474
	$650,226	$650,226	$603,392	$603,392
Financial liabilities
Accounts payable and accrued liabilities(1)	$12,151	$12,151	$9,481	$9,481
	$12,151	$12,151	$9,481	$9,481

(1)          Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

(2)          Investments exclude $28,289 (December 31, 2009 - $30,101) of investments which are recorded at cost. Investments that have a quoted market price are carried at fair value.

Financial Risk Management

The Company is engaged in the business of acquiring, managing and creating resource royalties. Royalties are interests that provide the right to revenue or production from various royalty properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to commodity price risk, foreign exchange risk, interest rate risk, credit risk and liquidity risk. Some of the Company’s future acquisitions may be classified as derivative instruments depending on the nature of the royalty agreement and deal structure. In addition, the Company invests the proceeds of its equity offerings and cash flow from operations in Canadian and US denominated treasury bills, interest-bearing deposits and highly-liquid corporate bonds. These activities expose the Company to foreign exchange risk, interest rate risk and credit risk related to those financial assets.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yields.

Commodity Price Risk

The Company’s royalties are subject to risk from fluctuations in market prices of commodities. The Company does not manage any exposures to commodity price risk. To that end, the Company has not and does not intend to engage in hedging activities related to commodity prices.

Foreign Exchange Risk

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from balances and transactions denominated in foreign currencies. The Company is primarily exposed to currency fluctuations relative to the US dollar on balances and transactions that are denominated in Canadian dollars, Mexican pesos and Australian dollars. The Company’s cash and cash equivalents and short-term investments are invested in US dollar, Canadian dollar and other denominated treasury bills and corporate bonds on a ratio of 49%, 50% and 1%, respectively, as at June 30, 2010. This serves to somewhat reduce the economic exposure to currency fluctuations on a consolidated basis.

During the three and six months ended June 30, 2010, the US dollar strengthened in relation to the Canadian dollar and upon the translation of the Company’s assets and liabilities held in Canada, Australia and Mexico, the Company recorded a currency translation adjustment loss of $49,450 (three months ended June 30, 2009 - gain of $41,438) and $16,525 (six months ended June 30, 2009 - $29,302), respectively, in other comprehensive income (loss).

Interest Rate Risk

The Company’s interest rate risk mainly arises from the interest rate impact on cash and cash equivalents. Using the interest rates for the currently-owned portfolio of short-term investments, should the Company’s cash and cash equivalents and short-term investments continue to be invested in the same investments in which those proceeds are currently invested, the Company would realize interest income of approximately $2,120, or $0.02 per fully diluted common share, per year. Assuming a 0.5% increase or decrease in interest rates, net income would change by approximately $1,767 per year (assuming the Company’s cash and cash equivalents and short-term investments continue to be invested in the same investments as currently exist).

As at June 30, 2010, the Company had no outstanding debt under its revolving credit facility.

Credit Risk

Credit risk relates to cash and cash equivalents, short-term investments, royalty receivables and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk. In addition, the Company’s cash equivalents and short-term investments are invested in fully guaranteed deposits or instruments insured by the United States or Canadian governments, such as treasury bills, and/or corporate bonds with the highest rating categories from either Moody’s or Standard and Poors. As at June 30, 2010, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

Included in prepaid expenses and other is an amount of $12,424 relating to IVA paid on the acquisition of the Palmarejo gold stream which the Company is working towards recovering from the Mexican tax authorities.

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances, and may consider utilizing its revolving term credit facility where appropriate. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at June 30, 2010, $592,755 was held in either cash and cash equivalents or short-term investments (June 30, 2009 - $479,127). All of the Company’s financial liabilities are due within one year.

Note 6 - Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource royalty portfolio while ensuring capital protection. The Company’s royalty portfolio provides an opportunity to capture value without the typical capital and operating costs associated with a natural resource operation, and without direct exposure to many of the risks faced by natural resource operators. Maintaining and managing a diversified, high-margin royalty portfolio with low overheads provides the free cash flow required to fuel organic growth.

There were no changes in the Company’s approach to capital management during the three and six months ended June 30, 2010 compared to the prior comparable periods. The Company is not subject to material externally imposed capital requirements.

As at June 30, 2010, the Company has cash, cash equivalents and short-term investments totaling $592,755 (June 30, 2009 - $479,127), long-term investments totaling $60,802 (June 30, 2009 - $80,092), together with an unused $175,000 revolving term credit facility, all of which are available for growing the royalty portfolio and paying dividends.

Note 7 - Income Taxes

Income taxes for the three and six months ended June 30, 2010 and 2009 consist of the following:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
Current income tax expense	$7,215	$3,368	$12,220	$2,709
Future income tax expense	1,743	4,917	3,025	7,315
Net income tax expense	$8,958	$8,285	$15,245	$10,024

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of operations and comprehensive loss for the three and six months ended June 30, 2010 and 2009, are as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
Net income before income taxes	$36,510	$33,374	$50,578	$38,910
Statutory tax rate	28.34%	29.76%	28.34%	29.76%
Tax expense at statutory rate	10,347	9,932	14,334	11,580
Reconciling items:
Change/reversal of valuation allowance	(777)	(23)	—	(47)
Expenses not tax deductible	479	(2,556)	1,236	527
Income not taxable	(1,359)	—	(1,812)	(3,061)
Differences in foreign statutory tax rates	874	90	1,556	198
Differences due to declining future tax rates	309	(99)	(402)	(174)
Foreign withholding tax	340	279	747	493
Other	(1,255)	662	(414)	508
Net income tax expense	$8,958	$8,285	$15,245	$10,024

Note 8 - Acquisitions

Prosperity Gold Stream

On May 12, 2010, the Company acquired a gold stream from Taseko Mines Limited (“Taseko”) on Taseko’s Prosperity copper-gold project located in British Columbia. The Company will acquire gold from Taseko equivalent to 22% of the gold produced at Prosperity. Franco-Nevada will provide a US$350 million deposit for the construction of Prosperity advanced pro-rata with other financing for the project once the project is fully permitted and financed, and has granted Taseko one special warrant. Once the project is fully permitted and financed, the special warrant will be exchangeable, without any additional consideration, into two million purchase share warrants. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 at any time before June 16, 2017. In addition, Franco-Nevada will pay Taseko the lower of US$400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the agreement.

Subika Royalty

On January 22, 2010, the Company completed a plan of arrangement involving the Company, one of its wholly-owned subsidiaries and Moydow Mines International Inc. (“Moydow”) pursuant to which the Company acquired all of the outstanding shares of Moydow.

In exchange for each Moydow share, Moydow shareholders received 0.02863 Franco-Nevada common shares. Moydow options, upon their exercise, will be exerciseable into Franco-Nevada common shares on the same basis as the exchange of Moydow shares for Franco-Nevada common shares. Upon closing of the plan of arrangement, the Company issued 1,733,993 common shares and reserved for issuance 94,470 common shares upon the exercise of Moydow options. The acquisition of Moydow was accounted for as a purchase of assets.

The allocation of the purchase price was as follows:

Purchase price:
Common shares issued	$44,909
Value of Moydow options	1,716
Transaction costs	332
Total purchase price	$46,957

Purchase Price Allocation:
Cash	$1,881
Other receivables	5
Interest in mineral properties	61,018
Accounts payable	(693)
Tax basis step up	(15,254)
$46,957

White Pine Royalty

On June 29, 2010, the Company acquired an undivided 100% leasehold interest in certain unpatented mining claims situated in White Pine County, Nevada for $8.5 million. The interest acquired included all royalties, leasehold interests, subleases and agreements held by the seller. More specifically the royalty interest acquired is a 1% - 5% sliding-scale overriding gross production royalty from the unpatented mining claims which are a portion of the Bald Mountain mine operated by Barrick Gold Corporation.

Note 9 - Shareholders’ Equity

a) Common Shares

The Company issued 1,733,993 common shares in connection with the acquisition of Moydow. (See Note 8 - Acquisitions above).

b) Stock-based Compensation

During the three and six months ended June 30, 2010, the Company granted 350,000 (2009- 40,000) and 400,000 stock options (2009 - 55,000), respectively, to employees at exercise prices of C$27.62 to C$31.39 (2009 - C$29.11 - C$29.84). These ten-year term options vest over three years in equal portions on the anniversary of the grant date.

The Company uses the fair value method of accounting for stock-based compensation awards. The fair value of stock options granted during the three and six months ended June 30, 2010 has been determined to be $607 (three months ended June 30, 2009 - $659) and $5,253 (six months ended June 30, 2009 - $659), respectively. The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions: risk-free rate - 2.61%, volatility -55.66%, expected dividend yield - 0.96% and expected life - 4.0 years; and resulted in a weighted average fair value of C$13.13 per stock option.

During the three and six months ended June 30, 2010, an expense of $1,307 (three months ended June 30, 2009 - $998) and $2,411 (six months ended June 30, 2009 - $1,913), respectively, related to vested stock options has been included in the consolidated statement of operations and other comprehensive income (loss). As at June 30, 2010, there is $8,047 (June 30, 2009 - $6,664) of total unrecognized non-cash stock-based compensation expense relating to non-vested stock options granted under the Company’s equity compensation plans, which is expected to be recognized over a weighted average period of 1.7 years (June 30, 2009 - 1.42 years).

c) Deferred Share Unit Plan

During the three and six months ended June 30, 2010, 1,339 (three months ended June 30, 2009 - 2,495) and 2,777 (six months ended June 30, 2009 - 4,117) DSUs were credited to directors under the DSU Plan in connection with the conversion of directors’ fees. No DSUs were awarded to directors as compensation. The value of the DSU liability as at June 30, 2010, was $397 (June 30, 2009 - $206). The mark-to-market adjustment recorded for the three and six months ended June 30, 2010, in respect of the DSU Plan, was $61 (three months ended June 30, 2009 - $4) and $53 (six months ended June 30, 2009 - $28), respectively.

Note 10 - Commitments

Operating Leases

As at June 30, 2010, the Company has future minimum annual operating lease commitments in connection with its leased office spaces and certain office equipment, as follows:

to June 30, 2011	$411
to June 30, 2012	320
to June 30, 2013	322
to June 30, 2014	107
to June 30, 2015 and thereafter	—

Credit Facility

Under a Credit Facility, the Company is required to pay a quarterly standby fee of 0.5625% to 0.750% of the unutilized portion of the facility. For the three and six months ended June 30, 2010, standby fees of $251 (three months ended June 30, 2009 - $112) and $463 (six months ended June 30, 2009 - $223), respectively, were incurred and paid.

Prosperity Gold Stream

Franco-Nevada is committed to fund a $350 million deposit pursuant to a gold stream agreement between the Company and Taseko for a 24 month period from May 12, 2010 (See Note 8 - Acquisitions above).

Note 11 - Geographic Information

The following tables reflect geographic financial information:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
Total Revenue
Canada	$14,830	$7,328	$26,780	$16,374
United States	19,851	22,852	39,435	42,932
Mexico	31,225	14,492	36,286	18,172
Australia	1,156	407	2,413	717
Total Revenue	$67,062	$45,079	$104,914	$78,195

Net income
Canada	$3,098	$12,417	$9,963	$12,725
United States	5,510	2,761	10,104	3,876
Mexico	18,012	9,834	13,762	12,129
Australia	932	77	1,504	156
Net Income	$27,552	$25,089	$35,333	$28,886

For the six months ended June 30, 2010, Royalty Revenue was recognized from two mineral royalties totaling $30,867, representing 18.1% and 11.4% of Total Revenue across all geographic segments. During the six months ended June 30, 2009, Royalty Revenue was recognized from two mineral royalties totaling $26,623, representing 17.9% and 16.1% of Total Revenue across all geographic segments.

	As at	As at
	June 30,	December 31,
	2010	2009
Interests in mineral properties, net
Canada	$188,890	$130,641
United States	633,969	645,365
Mexico	146,932	135,135
Australia	44,468	47,019
Total	$1,014,259	$958,160

Total Assets
Canada	$1,165,749	$1,109,396
United States	715,790	710,543
Mexico	163,409	150,755
Australia	50,332	50,197
Total Assets	$2,095,280	$2,020,891

As at June 30, 2010 interests in oil and gas properties of $362,324 and investments of $60,802 are held in Canada.

Note 12 - Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.